Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: January 20, 2009

Suite 2164 — 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com             email: info@rusoro.com

Rusoro Extends Expiry Date of Gold Reserve Takeover Bid

Comments on Gold Reserve’s Proposal

to Sue Venezuelan Government

January 19, 2009	Trading Symbol (TSX-V): RML

Vancouver, Canada — Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) announced today that its offer to acquire all of the outstanding Class A common shares and equity units of Gold Reserve Inc. (together, the “Gold Reserve Equity”) on the basis of three Rusoro shares for each Gold Reserve share or equity unit (the “Offer”) has been extended to 5:00 p.m. (Eastern time) on February 18, 2009 (the “Expiry Time”).

Based on the closing price of Rusoro shares on January 19, 2009 on the TSX Venture Exchange, the Offer represents a value to Gold Reserve shareholders of C$2.01 per Gold Reserve share. Rusoro urges Gold Reserve shareholders to not only evaluate the merits and value inherent in the Offer, but to also evaluate what it believes to be the lack of credible strategic alternatives for the creation of Gold Reserve shareholder value offered by Gold Reserve management.

A Notice of Variation in respect of the Offer will be mailed to Gold Reserve Equityholders and will be filed with the applicable securities authorities in Canada and the United States and will be made available on www.SEDAR.com and www.sec.gov, respectively.  In addition to extending the Offer to the new Expiry Time, a condition of the Offer in respect of the GRZ Notes (defined below) has been revised to include an alternative to the execution of a supplemental indenture which does not require the consent of Gold Reserve management.

Offer now a “Permitted Bid” under Gold Reserve Shareholder Rights Plan

As a result of extending the expiry date, Rusoro believes the revised Offer will qualify as a “Permitted Bid”

under Gold Reserve’s shareholder rights plan.  If Gold Reserve does not agree that the Offer is a “Permitted Bid”, Rusoro plans to request a cease trade order from the Ontario Securities Commission in respect of the shareholder rights plan to eliminate any uncertainty that the plan might be triggered by the take up of Gold Reserve Equity by Rusoro under the Offer.

Condition Related to the GRZ Notes

Rusoro also announced today that it has amended the condition in its Offer related to Gold Reserve’s 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “GRZ Notes”).  As stated by Gold Reserve in its Directors’ Circular, completing the Offer would trigger an obligation to repurchase the GRZ Notes unless either: (a) a supplemental indenture is entered into to allow the Offer to proceed or (b) the Rusoro shares are listed on the TSX.  Gold Reserve’s directors have stated in their circular that they do not intend to grant Gold Reserve’s consent to enter into a supplemental indenture.  Rusoro has therefore amended the condition that a supplemental indenture be executed to include, as an alternative, a condition that Rusoro complete a TSX listing prior to the Expiry Time.  As such, the condition will now be met if either: (a) a supplemental indenture is entered into excluding the Offer from the definition of “Fundamental Change” under the terms of the indenture governing the GRZ Notes or (b) Rusoro completes a TSX listing prior to the Expiry Time.  Rusoro believes that the amendment of the supplemental indenture condition removes significant uncertainty from the Offer, as the new condition provides a method of completing the Offer that does not require the consent or approval of the Gold Reserve board of directors, should that not be forthcoming.

Gold Reserve Court Application

On December 30, 2008, Gold Reserve’s management filed a court application for an injunction that, if granted, would prevent Rusoro from moving forward with the Offer.  The court hearing for that injunction is scheduled for February 4, 2009.  The extension of the Offer allows Rusoro to provide clarity to Gold Reserve shareholders by dealing with the injunction application, and Rusoro expects that the Offer may then proceed without delay.

Developments since the Offer was Launched

Since Rusoro commenced the Offer on December 15, 2008:

•      Rusoro achieved positive Q4 2008 quarterly cashflow at the Choco 10 mill, which processes ore from both the Choco 10 mine and the Isidora mine.

•      Record quarterly production levels at the Choco 10 mill have been achieved with 38,868 ounces of gold produced in Q4 2008.

•      Record low cash costs at the Choco 10 mill have been achieved for Q4 2008 at US$358 per ounce of gold produced.

•      Venezuela’s Ministry of Basic Industries and Mining (MIBAM) has approved the Company’s study on the technical, financial and environmental aspects of Rusoro’s Increible 6 Gold Project.  This approval is a further step in implementing the Rusoro’s strategy where it expects to expand its Choco 10 operations by processing ore from the Increible 6 deposit at the Choco 10 mill, which are 6 km away from each other.  Details of this approval as well as Rusoro’s Choco 10 mill positive quarterly cashflow, record production levels and record low cash costs can be reviewed in Rusoro’s press release dated January 14, 2009.

Gold Reserve Management’s Proposed Alternative for Shareholder Value

•      By press release dated January 14, 2009, Gold Reserve advised its shareholders to reject the Offer and went on to refine its forward-looking plan to “realize considerable value related to its Brisas investment” by either (a) negotiating a beneficial offer for the Brisas Project with the Venezuelan government or (b) seeking recovery from the Venezuelan government under

Venezuela’s domestic legal system or under bilateral investment treaties to which Venezuela is a party.  Rusoro believes the Offer would provide significantly more value to all Gold Reserve shareholders than Gold Reserve’s refined plan for many reasons, including:

•      Rusoro believes that Gold Reserve has not demonstrated sufficiently constructive relationships with the Venezuelan government to negotiate a reasonable offer for the Brisas Project.

•      Since acquiring the Brisas Project approximately 16 years ago, Gold Reserve has been unable to secure the necessary permits and approvals from the Venezuelan government to bring the Brisas Project into production.

•      Having had their preliminary construction permit revoked in May 2008, Gold Reserve decided to sell equipment designed for the Brisas Project in October 2008.  Rusoro believes this shows a decision not to proceed with the Brisas Project.

•      In their directors’ circular dated December 30, 2008, the Gold Reserve board confirmed that they “have been evaluating other opportunities outside of Venezuela”.  Rusoro believes this shows a reluctance to proceed with the Brisas Project or any other opportunity in Venezuela.

•      Rusoro does not believe that the Gold Reserve management team has established a constructive working relationship with the relevant Venezuelan authorities.  In this regard, Rusoro notes that the Gold Reserve management team has not been able to obtain a single meeting, despite repeated requests, with the Minister of MIBAM through 2008.  This fact was sworn in an affidavit provided by A. Douglas Belanger, President of Gold Reserve, in connection with the injunction mentioned above and included in a letter from Gold Reserve to the Minister of MIBAM dated November 7, 2008 which was filed as Exhibit “V” to that affidavit.

•      Rusoro believes that suing the Venezuelan government for monetary damages in connection with natural resources physically located in Venezuela is a failing proposition, a long-term detriment to the Gold Reserve share price, and highly unlikely to create any near or medium term value for Gold Reserve shareholders.

•      Legal and arbitral disputes are often challenging, complicated and drawn-out processes with no certainty of success on the merits, and potentially even less success in exacting payment from sovereign entities.

•      Throughout any legal actions and arbitration proceedings against the Venezuelan government, the Gold Reserve management team will still have to pay interest and, in certain circumstances, the principal in connection with its US$103.5 million worth of GRZ Notes.  Gold Reserve currently has no gold production nor any near term prospects for gold production.  As a result, Rusoro believes that the Gold Reserve management team has no reasonable basis to raise additional financing and will therefore have to continually draw on its cash balances to service the debt represented by the GRZ Notes.  Rusoro understands that the GRZ Noteholders may force Gold Reserve to redeem the GRZ Notes on June 15, 2012.

•      On January 14, 2009, certain news outlets attributed Venezuelan President Hugo Chavez with remarks that the Venezuelan government plans to jointly develop the Las Cristinas deposit and the Brisas deposit.  These news outlets also reported that President Chavez referred to the formation of Venrus C.A., described as a joint venture between Rusoro and the Venezuelan government, to develop and exploit these projects.  As disclosed in the Company’s Offer and

Circular dated December 15, 2008, filed with Canadian securities regulatory authorities and included as part of its Registration Statement on F-10 and Tender Offer statement on Schedule TO filed with the SEC in the United States, Rusoro has formed a mixed enterprise joint venture with the Venezuelan government in connection with the Isidora gold mining assets acquired by Rusoro from Hecla Mining Company.  The terms of this joint venture, which has been named “Minera Venrus, C.A.”, were filed on December 5, 2008 on the Company’s SEDAR profile.  Rusoro cautions that no agreement regarding the development or joint development of the Cristinas or Brisas deposits currently exists between Rusoro and the Venezuelan government and there is no guarantee that any such agreement will be entered into.

As of the close of business on January 19, 2009, 1,615,433 Gold Reserve shares and 420 Gold Reserve equity units have been tendered to the Offer.  Rusoro believes this reflects the market uncertainty related to the Offer resulting from the litigation and Tender conditions discussed above. Gold Reserve Equityholders may tender to the Offer at any time prior to the new Offer expiry time of 5:00 pm (Eastern time) on February 18, 2009.

About Rusoro Mining

Rusoro Mining is a junior gold producer with a large land position in the prolific Bolivar State region of Venezuela.  The Company operates the Choco 10 and Isidora mines, processing the ore through the Choco 10 mill facility near the town of El Callao.  The Company produced over 100,000 ounces of gold in 2008 and is on schedule to have two additional mines (Increible 6 and SREP) in production by Q4 2009 and Q1 2010 respectively.

ON BEHALF OF THE BOARD

 “George Salamis”

President

*   *   *   *   *   *   *   *

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044	Tel: +1 604 632 4044
Email: gsalamis@rusoro.com	Email: gates@rusoro.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE
COMPANY’S INFORMATION AGENT:

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect: 1-212-806-6859

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and has mailed an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.